Exhibit 99.1

STANDBY EQUITY DISTRIBUTION

AMENDMENT AGREEMENT

This amendment agreement dated as of December 14, 2021 (the “Amendment Agreement”) is between YA II PN, LTD., a Cayman Islands exempt limited partnership (the “Investor”), and NLS PHARMACEUTICS LTD., a company incorporated under the laws of Switzerland (the “Company”). Each of the Investor and the Company are sometimes referred to herein as a “Party” or collectively as the “Parties.”

This Amendment Agreement is an amendment to that certain agreement between the Parties dated as of September 27, 2021 (the “SEDA”). All capitalized terms in this Amendment Agreement shall, unless otherwise indicated herein, have the meanings assigned to them in the SEDA.

The Parties hereby agree as follows:

1)	Section 1.36 (definition of the “Maximum Advance Amount”) shall be deleted in its entirety and replaced with the following:

“Section 1.36 ‘Maximum Advance Amount’ in respect of each Advance Notice means the lower of: (i) an amount equal to one hundred percent (100%) of the average of the Daily Value Traded of Common Shares on the Company’s Principal Market during the five consecutive Trading Days immediately preceding the date of an Advance Notice, or (ii) $4,000,000.”

2)	A new definition shall be added to Section 1 to define the term “Minimum Acceptable Price” as follows:

“’Minimum Acceptable Price’ shall mean the minimum price notified by the Company to the Investor in each Advance Notice, if applicable, provided that such price shall not be more than 85% of the VWAP on the last completed Trading Day prior to the time of the delivery of an Advance Notice.”

3)	Section 2.01(d) shall be deleted in its entirety and replaced with the following:

“Section 2.01(d) Excluded Days and Minimum Acceptable Price.

(i)	With respect to each Advance Notice, the Company may notify the Investor of the Minimum Acceptable Price with respect to such Advance by indicating a Minimum Acceptable Price on such Advance Notice. If no Minimum Acceptable Price is specified in an Advance Notice, then no Minimum Acceptable Price shall be in effect in connection with such Advance. Each Trading Day during a Pricing Period for which (A) with respect to each Advance Notice with a Minimum Acceptable Price, the VWAP is below the Minimum Acceptable Price in effect with respect to such Advance Notice, or (B) there is no VWAP (each such day, an “Excluded Day”), shall result in an automatic reduction to the amount of the Advance set forth in such Advance Notice by 20% (the resulting amount of each Advance being the “Adjusted Advance Amount”), and each Excluded Day shall be excluded from the Pricing Period for purposes of determining the Market Price.

(ii)	The total Shares in respect of each Advance (after reductions have been made to arrive at the Adjusted Advance Amount) shall be automatically increased by such number of Shares (the “Additional Shares”) equal to the number of Shares sold by the Investor on such Excluded Day, if any, and the price paid per share for each Additional Share shall be equal to the Minimum Acceptable Price in effect with respect to such Advance Notice (without any further discount), provided that this increase shall not cause the total Advance to exceed the amount set forth in the original Advance Notice or any limitations set forth in Section 2.01(c).”

4)	Exhibit A and Exhibit B of the SEDA shall be deleted and replaced with Exhibit A and Exhibit B set forth on this Amendment Agreement.

5)	All other terms and conditions of the SEDA remain in full force and effect.

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IN WITNESS WHEREOF, the Parties have executed this Amendment Agreement as of the date first above written.

COMPANY:
NLS PHARMACEUTICS LTD.

By:	/s/ Alexander Zwyer
Name:	Alexander Zwyer
Title:	CEO

By:	/s/ Silvia Panigone
Name:	Silvia Panigone
Title:	COO

INVESTOR:
YA II PN, LTD.

By:	Yorkville Advisors Global, LP
Its:	Investment Manager

	By:	Yorkville Advisors Global, LLC
	Its:	General Partner

	By:	/s/ Matt Beckman
	Name:	Matt Beckman

EXHIBIT A
ADVANCE NOTICE

NLS PHARMACEUTICS LTD.

Dated:______________	Advance Notice Number: ____

The undersigned, _______________________, hereby certifies, with respect to the sale of Common Shares of NLS PHARMACEUTICS LTD. (the “Company”) issuable in connection with this Advance Notice, delivered pursuant to that certain Standby Equity Distribution Agreement, dated as of September 27, 2021, as amended (the “Agreement”), as follows:

1. The undersigned is the duly elected ______________ of the Company.

2. There are no fundamental changes to the information set forth in the Registration Statement which would require the Company to file a post-effective amendment to the Registration Statement.

3. The Company has performed in all material respects all covenants and agreements to be performed by the Company contained in this Agreement on or prior to the Advance Notice Date. All conditions to the delivery of this Advance Notice are satisfied as of the date hereof.

4. The amount of the Advance the Company is requesting is _____________________.

5. The Minimum Acceptable Price with respect to this Advance Notice is _________ (if left blank then no Minimum Acceptable Price will be applicable to this Advance).

6. The number of Common Shares of the Company outstanding as of the date hereof is ___________.

The undersigned has executed this Advance Notice as of the date first set forth above.

NLS PHARMACEUTICS LTD.

By:

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EXHIBIT B

FORM OF SETTLEMENT DOCUMENT

VIA EMAIL

NLS PHARMACEUTICS LTD.

Attn:

Email:

Below please find the settlement information with respect to the Advance Notice Date of:
1.	Advance requested in the Advance Notice
2.	Number of Excluded Days (if any)
3.	Minimum Acceptable Price for this Advance (if any)
4.	Adjusted Advance Amount (after taking into account any adjustments pursuant to Section 2.01(d)):
5.	Market Price
6.	Purchase Price (Market Price x 92%) per share
7.	Number of Shares due to Investor

If there were any Excluded Days then add the following (see Section 2.01(d)):

8.	Number of Additional Shares to be issued to Investor
9.	Additional amount to be paid to the Company by the Investor (Additional Shares in number 8 x Minimum Acceptable Price)
10.	Total Amount to be paid to Company (Purchase Price in number 6 + Additional amount in number 9):
11.	Total Shares to be issued to Investor (Shares due to Investor in number 7 + Additional Shares in number 8):

Please issue the number of Shares due to the Investor to the account of the Investor as follows:

Investor’s DTC participant #:

ACCOUNT NAME:

ACCOUNT NUMBER:

ADDRESS:

CITY:

COUNTRY:

Contact person:

Number and/or email:

Sincerely,
YA II PN, LTD.

Agreed and approved By NLS PHARMACEUTICS LTD.:

Name:
Title:

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